Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

(1) PROPOSED AUTHORISATION TO XIAMEN AIRLINES ON THE PROVISION OF GUARANTEES TO HEBEI AIRLINES AND JIANGXI AIRLINES

(2) GENERAL MANDATE TO ISSUE SHARES

(3) GENERAL MANDATE TO ISSUE DEBT FINANCING INSTRUMENTS

AND

(4) NOTICE OF AGM

A notice convening the AGM to be held at 2:30 p.m. on Friday, 30 June 2017 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC, a form of proxy to be used at the AGM and a reply slip are despatched by the Company together with this circular and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com) .

If you are not able to attend and/or vote at the AGM, you are strongly urged to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company’s branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the AGM or any adjourned meeting should you so wish.

15 May 2017

CONTENTS

DEFINITIONS	1

LETTER FROM THE BOARD	3

NOTICE OF AGM	12

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share (s) ”	A Share (s) of RMB1.00 each in the capital of the Company

“AGM”	an annual general meeting of the Company to be convened at 2:30 p.m. on Friday, 30 June 2017

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board”	the board of the Directors

“China” or “PRC”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CSRC”	the China Securities Regulatory Commission

“Debt Financing Instruments”	the debt financing instruments to be issued by the Company and/or its controlled or wholly-owned subsidiary in one or multiple tranches, including but not limited to corporate bonds, ultra short- term financing bills, short-term financing bills and mid-term notes

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries (as defined in the Listing Rules)

“H Share (s) ”	H Share (s) of RMB1.00 each in the capital of the Company

“Hebei Airlines”	Hebei Airlines Company Limited, a limited liability company incorporated in the PRC and a 99.47%-owned subsidiary of Xiamen Airlines as at the Latest Practicable Date

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

DEFINITIONS

“Jiangxi Airlines”	Jiangxi Airlines Company Limited, a limited liability company incorporated in the PRC and a 60%-owned subsidiary of Xiamen Airlines as at the Latest Practicable Date

“Latest Practicable Date”	10 May 2017, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange

“Proposed Issuance”	the proposed issuance of the Debt Financing Instruments by the Company

“Proposed Provision of Guarantees”	the proposed authorisation by the AGM to Xiamen Airlines on the provision of guarantees to Hebei Airlines and Jiangxi Airlines with an aggregate balance up to RMB4.5 billion and RMB1.2 billion or equivalent in foreign currency during the period from 1 July 2017 to 30 June 2018, respectively

“RMB”	Renminbi, the lawful currency of the PRC

“SASAC”	the State-owned Assets Supervision and Administration Commission of the State Council of the PRC

“Shareholders”	the holders of the Shares

“Shares”	the shares of RMB1.00 each in the capital of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Xiamen Airlines”	Xiamen Airlines Company Limited, a limited liability company incorporated in the PRC and a 55%-owned subsidiary of the Company as at the Latest Practicable Date

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Directors:	Registered address:
Unit 301, 3/F, Office Tower
Non-Executive Directors:	Guanhao Science Park Phase I
Wang Chang Shun (Chairman of the Board)	12 Yuyan Street, Huangpu District
Yuan Xin An	Guangzhou
Yang Li Hua	PRC 510530

Executive Directors:
Tan Wan Geng (Vice Chairman of the Board)
Zhang Zi Fang
Li Shao Bin

Independent Non-Executive Directors:
Ning Xiang Dong
Liu Chang Le
Tan Jin Song
Guo Wei
Jiao Shu Ge

Supervisors:
Pan Fu (Chairman of the Supervisory Committee)
Li Jia Shi
Zhang Wei
Yang Yi Hua
Wu De Ming

15 May 2017

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED AUTHORISATION TO XIAMEN AIRLINES ON THE PROVISION OF GUARANTEES TO HEBEI AIRLINES AND JIANGXI AIRLINES

(2) GENERAL MANDATE TO ISSUE SHARES

(3) GENERAL MANDATE TO ISSUE DEBT FINANCING INSTRUMENTS

AND

(4) NOTICE OF AGM

LETTER FROM THE BOARD

1.	INTRODUCTION

Reference is made to the Company’s announcements dated 30 March 2017 and 5 May 2017. The purposes of this circular are, among other things, (1) to provide you with further information in relation to the Proposed Provision of Guarantees, proposed grant of general mandate to the Directors to issue Shares and the Proposed Issuance; and (2) to give you notice of the AGM, to enable you to make an informed decision on whether to vote for or against the resolutions at the AGM.

2.	PROPOSED PROVISION OF GUARANTEES

General

Reference is made to the Company’s announcement dated 5 May 2017 in relation to the Proposed Provision of Guarantees.

On 5 May 2017, the Board resolved to propose to authorise Xiamen Airlines to provide guarantees to Hebei Airlines and Jiangxi Airlines with an aggregate balance up to RMB4.5 billion and RMB1.2 billion or equivalent in foreign currency during the period from 1 July 2017 to 30 June 2018, respectively, and authorise the legal representative of Xiamen Airlines (or his authorized person) to deal with all procedures in relation to the abovementioned guarantees. The Proposed Provision of Guarantees shall be subject to the Shareholders’ approval at the AGM in accordance with the requirements of Shanghai Stock Exchange and the Articles of Association.

Information on the Guaranteed Party

(i)	Hebei Airlines

	Name of guaranteed party:	Hebei Airlines

	Place of registration:	World Trade Plaza Hotel, No. 303 Zhongshan East Road, Shijiazhuang

	Legal representative:	Zhao Dong

	Registered capital:	RMB2.6 billion

LETTER FROM THE BOARD

Business scope:	Domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transport services; international (to the neighboring countries) air passenger and cargo transport services; operation and management of dedicated roads for airport; advertising design, production, agency and publishing; leasing of aviation equipment, tools and devices, and sale of aviation equipment (except for the operation prohibited or restricted by the laws, regulations and the decisions of The State Council) ; and import and export goods and technologies (except for the international prohibition and those need to approved) .

Material contingencies affecting solvency of the guaranteed party:	None

Shareholders and shareholding structure:	Hebei Airlines is owned as to 99.47% by Xiamen Airlines and 0.53% by Shenyang Zhongrui Investment Co., Ltd., respectively.

Financial information of Hebei	Airlines:

Unit: RMB million

Item	As at 31 December 2016	As at 31 March 2017
		(unaudited)

Total assets	4,714	4,757
Total liabilities	2,749	2,730
Total bank loans	208	227
Total current liabilities	2,138	2,163
Net assets	1,965	2,027

Item	2016	January-March 2017
		(unaudited)

Revenue	1,687	528
Net profit	134	62

(ii)	Jiangxi Airlines

	Name of guaranteed party:	Jiangxi Airlines

	Place of registration:	Changbei International Airport, Xinjian District, Nanchang, Jiangxi Province

LETTER FROM THE BOARD

Legal representative:	Wang Lexi

Registered capital:	RMB2.0 billion

Business scope:	Domestic air passenger and cargo transport services the license for this business has been granted and permitted to operate this business until 7 December 2018) ; domestic trades (excluding goods under exclusive rights, goods under special government control and monopolized goods) ; self- operation and agent of import and export business of all kinds of goods and technology (except those the import and export of which by the company is limited or prohibited by the state) ; other not-listed retail businesses (excluding the items as to which permission and approval is required) ; all kinds of domestic advertising design, production, publishing and agency (as to those items for which approval shall be obtained according to laws, approval of relevant departments shall be obtained before carrying out any business activities as to such items) .

Material contingencies affecting solvency of the guaranteed party:	None

Shareholders and shareholding structure:	Hebei Airlines is owned as to 60% by Xiamen Airlines and 40% by Jiangxi Aviation Investment Co. LTD., respectively.

Financial information of Jiangxi Airlines:

Unit: RMB million

Item	As at 31 December 2016	As at 31 March 2017
		(unaudited)

Total assets	1,487.87	1,596.70
Total liabilities	163.31	228.88
Total bank loans	0	0
Total current liabilities	133.31	188.88
Net assets	1,324.56	1,367.81

Item	2016	January-March 2017
		(unaudited)

Revenue	309.18	116.37
Net profit	-95.44	-36.75

LETTER FROM THE BOARD

(iii)	Relationship of the Guaranteed Party with the Guarantor

Xiamen Airlines, a subsidiary of the Company, is owned as to 55% by the Company, 34% by Xiamen Jianfa Group Co., Ltd. and 11% by Fujian Investment and Development Group Company Limited. Hebei Airlines is a subsidiary of Xiamen Airlines, which owns 99.47% shareholdings of Hebei Airlines. Jiangxi Airlines is a 60%-controlled subsidiary of Xiamen Airlines.

The Main Contents of Guarantee Agreement

Xiamen Airlines currently has not entered into any relevant guarantee agreement with any third-party entity. The foregoing approved guarantee limit shall be only the guarantee limit available to be provided by Xiamen Airlines as authorized. As to the specific guarantee amount within the foregoing guarantee limit, the guarantee contract entered into with relevant financial institutions shall prevail. The Company will perform its information disclosure obligations according to the actual signing of guarantee contract.

Accumulated Amount of External Guarantees and Overdue Guarantees

As at 5 May 2017, the Company and Xiamen Airlines provided loan guarantees for self-sponsored trainee pilots with respect to their training fees. The outstanding loan guaranteed was RMB354.6114 million and RMB35.8738 million, respectively, representing approximately 0.82% and 0.08% of the latest audited net assets, respectively. The total external guarantee amount provided by the Company for Southern Airlines No. 1 (Tianjin) Leasing Company Limited (南航一號租賃（天津）有限公司) , Southern Airlines No. 3 (Tianjin) Leasing Company Limited (南航三號租賃（天津）有限公司) , Southern Airlines No. 4 (Guangzhou) Leasing Company Limited (南航四號租賃（廣州）有限公司) and Southern Airlines No. 9 (Guangzhou) Leasing Company Limited (南航九號租賃（廣州）有限公司) which are the wholly-owned subsidiaries of the Company was approximately US$155.95 million, representing approximately 2.5% of the latest audited net assets of the Company. The external guarantee amount provided by Xiamen Airlines for its subsidiary Hebei Airlines was RMB1,178.5265 million, representing approximately 2.73% of the latest audited net assets of the Company. The aggregate overdue amount of guarantees provided by the Company and its subsidiary Xiamen Airlines are approximately RMB20.7247 million.

3.	GENERAL MANDATE TO ISSUE SHARES

In order to ensure flexibility and to give discretion to the Directors in the event that it becomes desirable to issue any Shares, a special resolution will be proposed at the AGM to give an unconditional general mandate to the Directors, to separately or concurrently, allot, issue, and deal with additional A Shares and H Shares of the Company and to make or grant offers, agreements or options in respect thereof, with an aggregate nominal value of not exceeding 20% of the aggregate number of each of the existing A Shares and H Shares issue as at the date of the relevant resolution to be proposed and passed at the AGM (the “General Mandate”) , at a discount (if any) of no more than 20% to the benchmark price as required by Rule 13.36 (5) of the Listing Rules.

LETTER FROM THE BOARD

The General Mandate will lapse until the earlier of:

(a)	the conclusion of the next annual general meeting of the Company;

(b)	the expiration of the 12 months period following the passing of this resolution; and

(c)	the revocation or variation of the authority given to the Board under this resolution by a special resolution of the Shareholders in general meetings.

The Company shall obtain the approval of the CSRC and other relevant authorities for any issue of new Shares under the General Mandate. Pursuant to the relevant laws and regulations of the PRC, any further issuance of A Shares would still require the approval of the Shareholders at a general meeting even if the General Mandate were approved at the AGM.

As at the Latest Practicable Date, the Company had in issue 9,817,567,000 Shares including 7,022,650,000 A Shares and 2,794,917,000 H Shares. Subject to the passing of the proposed resolution for the approval of the General Mandate and in accordance with the terms therein, the Company would be allowed to allot, issue and deal with up to a maximum of 1,404,530,000 A Shares and 558,983,400 H Shares, respectively, representing 20% of the number of A Shares and H Shares in issue, respectively on the basis that no further A Shares and H Shares will be issued by the Company prior to the AGM.

A separate special resolution will be proposed at the AGM to give a conditional general mandate to the Directors to increase the registered capital of the Company to reflect the issuance of Shares authorised under the General Mandate, and to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increase in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company.

4.	GENERAL MANDATE TO ISSUE DEBT FINANCING INSTRUMENTS

General

In order to meet the demand of the operation of the Company, optimize and adjust its debt structure and lower its financing costs, the Company proposes to issue one or a portfolio of Debt Financing Instruments in one or multiple tranches. In order to seize the market opportunity and improve the financing flexibility and efficiency, the Board has resolved to obtain the general mandate to issue the Debt Financing Instruments, which shall be subject to the Shareholders’ approval by way of a special resolution at the AGM.

Particulars of Proposed Issuance

Particulars regarding the Proposed Issuance are as follows:

(i)	Issuer:	the Company and/or its wholly-owned or controlled subsidiary, and the specific issuer shall be determined by the Board according to the needs of issuance

LETTER FROM THE BOARD

(ii)	Issue size:	the total balance of the Debt Financing Instruments outstanding will be within the permissible size for debt issuance in accordance with the provisions of the applicable laws, and the specific issue size shall be determined by the Board according to the capital needs and the market situations

(iii)	Term and type:	not more than 15 years for one single-term instrument or a portfolio of instruments with various terms, and the specific term composition and the issue size of instruments with various terms shall be determined by the Board according to the relevant regulations and market situations

(iv)	Use of proceeds:	the proceeds to be raised from the Proposed Issuance are intended to be used towards meeting the demand of the Company’s operations, adjusting its debt structure, replenishing its working capital and/or funding its capital investments, among others, and the specific use of proceeds shall be determined by the Board according to the capital needs

(v)	Term of validity of the resolution:	from the date of the passing of the resolution at the AGM to the date of the annual general meeting of the Company for the year 2017

If the Board and/or its authorised person has resolved to issue the Debt Financing Instruments within the term of the above general mandate and the Company has obtained the approval, permission or registration for the issuance from the relevant regulatory authorities within the term of the mandate, the Company may complete the issuance within the valid period of such approval, permission or registration.

Authorisation to the Board

It is proposed to the Shareholders at the AGM to authorise the Board, generally and unconditionally, to deal with the following in accordance with the specific needs of the Company and market conditions:

(i)	to determine the issuer, type, specific instruments, detailed terms, conditions and other matters relating to the Proposed Issuance (including, but not limited to, the issue size, principal amount, currency, issue price, interest rate or mechanism for determining the interest rate, issue place, issue timing, term, whether or not to issue in multiple tranches and number of tranches, whether or not to set repurchase or redemption terms, credit rating, guarantee, repayment term, use of proceeds, underwriting arrangements and all other matters relating to the Proposed Issuance) ;

 LETTER FROM THE BOARD

(ii)	to carry out all necessary and ancillary actions and procedures (including, but not limited to, select and engage intermediary institutions, handle all approval, registration and filing procedures with the relevant regulatory authorities in connection with the Proposed Issuance on behalf of the Company, execute all necessary documents for the Proposed Issuance and handle any other matters relating to the issuance, repayment arrangement and trading of the Proposed Issuance) ;

(iii)	to approve, confirm and ratify any action or procedure relating to the Proposed Issuance as mentioned above already taken by the Company;

(iv)	to make adjustments to the specific proposals for the Proposed Issuance in accordance with the comments from the regulatory authorities or the then market conditions within the authority of the Board, in the case of any change in policies of regulatory bodies in relation to the Proposed Issuance, or any change of market conditions, except where voting at a general meeting is required by any relevant laws and regulations and the Articles of Association;

(v)	to determine and handle all relevant matters relating to the listing of the Debt Financing Instruments upon the completion of the Proposed Issuance; and

(vi)	to approve, execute and despatch any announcements or circulars relating to the Proposed Issuance and make any related disclosure in accordance with the applicable listing rules of the relevant jurisdictions where the Shares are listed.

5.	AGM

A notice convening the AGM to be held at 2:30 p.m. on Friday, 30 June 2017 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC, a form of proxy to be used at the AGM and a reply slip are despatched by the Company together with this circular and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

In order to determine the list of Shareholders who are entitled to attend the AGM, the Company’s register of members will be closed from Wednesday, 31 May 2017 to Friday, 30 June 2017, both days inclusive, during which period no transfer of H Shares will be effected. In order to attend and vote at the AGM, holders of H Shares whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the registrar of the Company in Hong Kong, Hong Kong Registrars Limited, at or before 4:30 p.m. on Monday, 29 May 2017, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

Whether or not you intend to attend the AGM, you are requested to complete and return (i) the reply slip in accordance with the instructions printed thereon not later than Friday, 9 June 2017 and (ii) the form of proxy enclosed in the notice of AGM in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the AGM or any adjournment thereof (as the case may be) .. Completion and return of the proxy form will not preclude you from attending the AGM and voting in person if you so wish.

LETTER FROM THE BOARD

6.	RECOMMENDATION OF THE BOARD

The Directors consider that all the resolutions proposed for consideration and approval by the Shareholders at the AGM are in the interests of the Group and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the AGM as set out in the notice of AGM.

7.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

By Order of the Board
Wang Chang Shun
Chairman

NOTICE OF ANNUAL GENERAL MEETING

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “AGM”) of China Southern Airlines Company Limited (the “Company”) will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Friday, 30 June 2017 at 2:30 p.m. for the purpose of considering, if thought fit, to approve the following resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 15 May 2017 (the “Circular”) :

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

1.	to consider and approve the Report of the Directors of the Company for the year 2016;

2.	to consider and approve the Report of the Supervisory Committee of the Company for the year 2016;

3.	to consider and approve the audited consolidated financial statements of the Company for the year 2016;

4.	to consider and approve the profit distribution proposal for the year 2016;

Under the PRC accounting standards, the Company realised the net profit of RMB4,061 million (excluding the undistributed revenue of the subsidiaries) for the year 2016. According to the Company Law, after withdrawing 10% of the net profits of the Company as the statutory surplus reserve amounting to RMB406 million, the remaining distributable profits of the Company amounted to RMB3,655 million for the year 2016. Under the IFRSs, the Company realised the net profit of RMB3,572 million (excluding the undistributed revenue of the investment entities) for the year 2016, and after withdrawing the statutory surplus reserve amounting to RMB406 million, the distributable profits of the Company amounted to RMB3,166 million for the year 2016.

The Board hereby proposed to declare a cash dividend of RMB982 million, or RMB1 per 10 shares (inclusive of applicable tax) based on the total share capital of 9,817,567,000 shares of the Company. The cash dividend is denominated and declared in RMB and payable in RMB to holders of A shares, and in HKD to holders of H shares.

NOTICE OF ANNUAL GENERAL MEETING

5.	to consider and approve re-appointment of KPMG Huazhen (Special General Partnership) to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control of financial reporting for the year 2017 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2017, and the authorise the Board to determine their remuneration;

6.	to consider and approve to authorize Xiamen Airlines Company Limited to provide guarantees to Hebei Airlines Company Limited and Jiangxi Airlines Company Limited with an aggregate balance up to RMB4.5 billion and RMB1.2 billion or equivalent in foreign currency during the period from 1 July 2017 to 30 June 2018, respectively;

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

7.	“THAT

(A)	the authorisation of the Board of the Company to allot, issue and deal with additional shares of the Company be and is hereby approved.

(1)	subject to paragraph (3) of this resolution, the exercise by the Board of the Company during the Relevant Period (as defined in paragraph (4) of this resolution) of all the powers of the Company to allot, issue and deal with additional A Shares and/or H Shares of the Company (hereinafter referred to as “Shares”) and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(2)	this approval shall authorise the Board of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(3)	the amount of additional A Shares and H Shares (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board of the Company pursuant to the approval in paragraph (1) of this resolution shall not exceed 20% of each of the Company’s existing A Shares and H Shares (as the case may be) in issue at the date of passing this resolution; and

(4)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earlier of:

(a)	the conclusion of the next annual general meeting of the Company;

NOTICE OF ANNUAL GENERAL MEETING

(b)	the expiration of the 12 months period following the passing of this resolution; and

(c)	the revocation or variation of the authority given to the Board of the Company under this resolution by a special resolution of the Company’s shareholders in general meetings.

(B)	the Board of the Company be and is hereby authorised to increase the registered capital of the Company to reflect the issue of Shares authorised pursuant to the above paragraph (A) of this resolution, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increase in the registered capital of the Company upon the allotment or issuance of shares and to take any other action and complete any formality required to effect such increase of the registered capital of the Company.”

8.	“THAT the Board be and is hereby authorised, generally and unconditionally, to determine the specific debt financing instruments and issuance plan, and to issue, in one or multiple tranche(s), debt financing instruments within the permissible size for debt issuance in accordance with the provisions of the applicable laws and regulations.”

By Order of the Board of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

15 May 2017

As at the date of this notice, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

Notes:

1.	Persons who are entitled to attend the AGM

a.	Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company, respectively, on Wednesday, 31 May 2017 (“Eligible Shareholders”) or their representatives are entitled to attend the AGM after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the AGM”. Holders of A Shares shall receive a notice separately.

b.	The directors, supervisors and senior management of the Company.

c.	Representatives of the professional advisers hired by the Company and special guests invited by the Board.

NOTICE OF ANNUAL GENERAL MEETING

2.	Registration procedures for attending the AGM

a.	Eligible Shareholders who intend to attend the AGM either in person or by proxy must deliver to the Company on or before Friday, 9 June 2017, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the AGM as Attachment A.

b.	When attending the AGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the AGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c.	Holders of H Shares who intend to attend the AGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, at or before 4:30 p.m. on Monday, 29 May 2017.

d.	31 May 2017 to 30 June 2017 (both days inclusive), during which period no transfer of H Shares will be registered.

3.	Proxies

a.	An Eligible Shareholder has the right to appoint one or more proxies to attend the AGM and vote on his/her behalf. A proxy does not need to be a Shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

b.	A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the AGM, which is attached to the notice of AGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

c.	To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the AGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the AGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4.	Miscellaneous

a.	The AGM is expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b.	The address of the headquarter of the Company is:

1st Floor, No. 278 Ji Chang Road

Guangzhou 510405, Guangdong Province

People’s Republic of China

Telephone No.: (+86) 20-8612 4462

Facsimile No.: (+86) 20-8665 9040

Website: www.csair.com

Contact person: Mao Lixing

c.	Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the AGM shall be voted by poll.